Exhibit 99.7

Consent of Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116 and 333-188805 on Form S-8 and to the use of our reports dated February 18, 2015 relating to the consolidated financial statements of Goldcorp Inc. and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2014.

/s/ Deloitte LLP
Chartered Accountants Vancouver, Canada
March 17, 2015